                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)


                               Foster Wheeler Ltd.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   G36535-13-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Serena D. Moe
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 12, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. G36535-13-9
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Global Markets Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   3,811,376*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   3,811,376*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,811,376*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

* Includes (i) 3,803,090 shares of common stock ("Common"), (ii) 260 Common issuable upon the conversion of the Series B Convertible Preferred Shares ("Preferred"), (iii) 1,515 Common issuable upon the conversion of Class A Warrants and (iv) 6,511 Common issuable upon the conversion of Class B Warrants. Excludes (i) 157,155 Common directly beneficially owned by Tribeca Global Management LLC ("Tribeca"), a wholly owned subsidiary of Citigroup Inc. ("Citigroup"), for which shares Citigroup Global Markets Inc. ("CGMI") disclaims beneficial ownership and (ii) 265 Common issuable upon the conversion of Class B Warrants that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup, for which shares CGMI disclaims beneficial ownership.

                                  SCHEDULE 13D

CUSIP No. G36535-13-9
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Financial Products Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   3,811,376*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   3,811,376*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,811,376*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* Includes (i) 3,803,090 Common, (ii) 260 Common issuable upon the conversion of Preferred, (iii) 1,515 Common issuable upon the conversion of Class A Warrants and (iv) 6,511 Common issuable upon the conversion of Class B Warrants. Excludes (i) 157,155 Common directly beneficially owned by Tribeca, for which shares Citigroup Financial Products Inc. ("CFP") disclaims beneficial ownership and (ii) 265 Common issuable upon the conversion of Class B Warrants that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup, for which shares CFP disclaims beneficial ownership.

                                  SCHEDULE 13D

CUSIP No. G36535-13-9
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Global Markets Holdings Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   3,811,376*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   3,811,376*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,811,376*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

* Includes (i) 3,803,090 Common, (ii) 260 Common issuable upon the conversion of Preferred, (iii) 1,515 Common issuable upon the conversion of Class A Warrants and (iv) 6,511 Common issuable upon the conversion of Class B Warrants. Excludes (i) 157,155 Common directly beneficially owned by Tribeca, for which shares Citigroup Global Markets Holdings Inc. ("CGM Holdings") disclaims beneficial ownership and (ii) 265 Common issuable upon the conversion of Class B Warrants that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup, for which shares CGM Holdings disclaims beneficial ownership.

                                  SCHEDULE 13D

CUSIP No. G36535-13-9
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   3,968,797*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   3,968,797*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,968,797*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

* Includes (i) 3,960,245 Common, (ii) 260 Common issuable upon the conversion of Preferred, (iii) 1,515 Common issuable upon the conversion of Class A Warrants and (iv) 6,776 Common issuable upon the conversion of Class B Warrants.

ITEM 1. SECURITY AND COMPANY.

This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on January 7, 2005 and Amendment No. 1 thereto filed on February 14, 2005, relating to the common stock, par value $0.01 per share (the "Common"), of Foster Wheeler Ltd. ("Foster Wheeler" or the "Company").

Except as otherwise described herein, the information contained in the
Schedule 13D, as previously amended, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2. IDENTITY AND BACKGROUND.

The response to Item 2 is hereby amended as follows.

(a)-(c) Please see Exhibit 99.A attached hereto.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 is hereby amended and supplemented as follows:

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the 44,623,345 Common outstanding as of March 14, 2005, as indicated in the proxy statement filed by Foster Wheeler on April 5, 2005.

(a) The table below summarizes the Reporting Persons' beneficial ownership of Common as of the date indicated. The heading "Citigroup" refers to Common beneficially owned by Citigroup; the heading "Citigroup Subsidiaries" refers to Common beneficially owned by each of CGMI, CFP and CGM Holdings.


DATE                          CITIGROUP SUBSIDIARIES         CITIGROUP
----                          ----------------------         ---------
                                COMMON            %         COMMON         %
                                ------            -         ------         -
April 12, 2005               3,811,376*         8.5%      3,968,797**    8.9%


      * Includes (i) 3,803,090 Common, (ii) 260 Common issuable upon the conversion of Preferred, (iii) 1,515 Common issuable upon the conversion of Class A Warrants and (iv) 6,511 Common issuable upon the conversion of Class B Warrants. Excludes (i) 157,155 Common directly beneficially owned by Tribeca, for which shares the Citigroup Subsidiaries disclaim beneficial ownership and (ii) 265 Common issuable upon the conversion of Class B Warrants that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup, for which shares the Citigroup Subsidiaries disclaim beneficial ownership.

      ** Includes (i) 3,811,376 Common directly beneficially owned by the Citigroup Subsidiaries, (ii) 157,155 Common directly beneficially owned by Tribeca and (iii) 265 Common issuable upon the conversion of Class B Warrants directly beneficially owned by certain other Citigroup subsidiaries.

CFP owns all of the outstanding common stock of CGMI and, as a result, indirectly beneficially owns the Common that is beneficially owned by CGMI. CGM Holdings owns all of the outstanding common stock of CFP and, as a result, indirectly beneficially owns the Common that is beneficially owned by CFP. Citigroup owns all of the outstanding common stock of CGM Holdings and, as a result, indirectly beneficially owns the Common that is beneficially owned by CGM Holdings.

Citigroup also indirectly beneficially owns Common beneficially owned by certain other subsidiaries of Citigroup, including Tribeca. Each of CGMI, CFP and CGM Holdings disclaims beneficial ownership of the Common beneficially owned by such other Citigroup subsidiaries.

(b) With respect to the Common beneficially owned by the Reporting Persons set forth in Item 5(a) above, each Reporting Person has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the Common that it beneficially owns.

(c) To the best knowledge of the Reporting Persons, the Reporting Persons have engaged in the following transactions during the period since the filing of Amendment No. 1 to this Schedule 13D on February 14, 2005 (excluding transactions that may have been effected for managed accounts with funds provided by third party customers):

On each of the following dates, CGMI sold Common in open market transactions in the amount and at the average price per share described below:


DATE                          COMMON SOLD                   AVERAGE PRICE
----                          -----------                   -------------
March 18, 2005                 16,500                        $18.61
March 21, 2005                 33,500                        $18.69
March 22, 2005                 10,000                        $18.80
March 23, 2005                    400                        $18.25
March 28, 2005                  7,500                        $18.02
March 29, 2005                  5,000                        $17.88
March 30, 2005                 10,000                        $17.45
March 31, 2005                  6,000                        $17.50
April 1, 2005                  40,000                        $17.31
April 12, 2005                 70,000                        $18.45


Other than the foregoing transactions, and as otherwise described in Item 4, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Persons named in Exhibit 99.A, has effected a transaction in the Company's securities during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The response to Item 7 is hereby amended and supplemented as follows:

Exhibit      Description
-------      -----------
99.A         Officers and Directors of CGMI
             and Citigroup

99.B         Joint Filing Agreement among CGMI, CFP,
             CGM Holdings and Citigroup


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: April 15, 2005


          CITIGROUP GLOBAL MARKETS INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP FINANCIAL PRODUCTS INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP GLOBAL MARKETS HOLDINGS INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary